UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☑   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Company Information

Name of issuer: Uncle's Ice Cream

Legal status of issuer

     Form   C-Corporation

     Jurisdiction of Incorporation: WY

     Date of Incorporation: August 29, 2017

Physical Address of issuer: 67-106 Kealohanui St. #C-2, Waialua, HI 96791

Website of issuer: https://www.unclesicecream.com/

Current Number of Employees: 36 as of April 18, 2023

Financial Data Summary

	Most Recent Fiscal Year Ended December 31, 2022		Most Recent Fiscal Year Ended December 31, 2021	
Total assets	$	1,659,946	$	404,941
Cash equivalents	$	636,943	$	103,312
Accounts receivable	$	65,925	$	51,958
Short-term debt	$	170,131	$	69,260
Long-term debt	$	572,918	$	251,243
Revenue	$	1,331,861	$	1,183,036
Cogs	$	789,779	$	645,653
Taxes paid	$	-	$	-
Net Income	$	(356,826)	$	14,153

Table of Contents

Form C-AR

Uncle's Ice Cream



Annual Report for the Fiscal Year Ended

December 31, 2022

Submitted April 28, 2023

Annual Report 2022

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Uncle's Ice Cream ("Uncle's," the "Company," "we," "us", or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.unclesicecream.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form C-AR is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

The securities sold by the Company were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

CEO Certification Template

I, Paul D Logan, the Chief Executive Officer of Uncle's Ice Cream, hereby certify that the unaudited financial statements of Uncle's Ice Cream for the periods ending December 31, 2021, and December 31, 2022, included in this Form C-AR annual report, are true and complete in all material respects and that the information below reflects accurately the information reported or to be reported on our federal income tax returns.

The Company has not yet filed its federal tax return for 2022. For 2021, the company filed taxes as an S-corporation. The amounts reported on our 2021 tax returns were total income of $471,024; taxable income of $(23,619) and total tax of $0.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the April 28, 2023.

/s/ Paul D Logan

Chief Executive Officer and Director

April 28, 2023

Exhibit A

Annual Report

(Exhibit A to Form C-AR)



Summary

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of Business

Uncle's Ice Cream, Inc. ("Uncle's" and also referred to as "we", "us", "our", or "Company") is a wholesale manufacturer of super-premium ice cream sandwiches. To ensure the level of quality and customer experience we insist upon, we control and perform all aspects of the ice cream and sandwich production process. Starting with the raw ingredient materials, we create the ice cream - including many popular "inclusions" such as caramelized bananas, chocolate ganache and apple pie - as well as our cookies. Then, we assemble, package, and deliver our sandwiches to our wholesale customers, thereby supporting and maintaining a strong relationship with them.

Our ideal customers are grocery stores, mini-markets and popular venues people visit. To create strong local demand, we actively engage with our enthusiastic fans, and we work to create demand that will bring repeat buyers into their stores.

Uncle's is a Wyoming corporation. The business began in 2013 as a "Husband/Wife Sole Proprietorship No Partnership Formed" and incorporated in Wyoming in 2017.

Uncle's was started by founders Paul and Barbara Logan as a gourmet dessert offering at a farmer's market on the North Shore of Oʻahu. The combination of high quality, bold flavors and lots of variety quickly caught on. Soon local retailers started requesting Uncle's to wholesale to them, and this became the main growth pathway as restaurants, grocery stores, Whole Foods Market, US military commissaries and mini markets, as well as tourist venues, became retail sales partners.

In 2020, Uncle's introduced a mini-sized ice cream sandwich with the same focus on quality, flavor and variety. This bite-sized delight captured a current major food trend towards smaller snack-sized offerings.

In 2021, Uncle's started building a production facility in Las Vegas, NV, to produce and distribute our sandwiches on the US mainland. With its large Hawaiian community, Las Vegas is often referred to as the Ninth Island, making it a perfect location for our US mainland's first production facility. While this facility was sized to ultimately serve the Las Vegas market, as we ramp up our sales and distribution, the facility will serve the southern California, Nevada and Arizona markets, which we collectively refer to as the Southwest market.

Having arrangements in place covering dozens of locations to carry both our regular-sized, as well as our mini, sandwiches, we started production at the Las Vegas facility in March 2023. As of April 2023, we are distributing to nationally known retailers. With this expansion, we will have access to the Southwest market, which is 24 times greater than the Oʻahu market, giving us the opportunity to bring aloha (and ice cream sandwiches) to millions more potential customers. In addition, this region's total number of visitors is 27 times greater than the number of visitors to Oʻahu. Thus, our Las Vegas facility is well-positioned to expand brand awareness to other US regions.

As of the end of 2022, Uncle's was available at over 100 locations on Oʻahu and our sandwiches are offered in dozens of perennial and seasonal flavors.

In 2022, we began to expand our Oʻahu production capacity, and this facility started production in March 2023. With expanded production capacity as of March 2023, both our Oʻahu and Las Vegas facilities are able to supply new retailers who have been waiting for almost a year to sell our products, as well as several national retailers who have contacted us about selling our products.

Intellectual Property

We have applied for a trademark for "Uncle's Kū Aloha", and as of April 2023, the application was in the public notice period and in pending status. Should there not be any objections, we anticipate the trademark becoming registered after May 18, 2023. Additional information related to this trademark is presented in the table below:

Application or Registration #	Title	Description	File Date	Grant Date	Country
97181612	TEAS Plus New Application	The mark consists of the wordings UNCLE'S KU ALOHA in a stylized font	12/20/2021	Pending	USA

It is also our practice to copywrite certain brand artwork, for example, various versions of our "Uncle Sammie" mascot. In addition, we are in the process of protecting all other intellectual property, in the form of trade secrets, business methods and know-how, through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current or threatened litigation.

Previous Offerings

The following issuance of securities was made in the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Common Stock	$1,033,462	530,085	Working capital, marketing, distribution & market expansion	November 14, 2022	Regulation Crowdfunding

Risk Factors

- *Uncertain Risk*

An investment in the Uncle's involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in our Form C and this Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- *Any valuation at this stage is difficult to assess*

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- *The transferability of Common Stock is limited*

Any Common Stock purchased through our 2022 crowdfunding campaign is subject to U.S. Securities and Exchange Commission (SEC) limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- *Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there are restrictions on how you can resell the securities you received. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the ice cream industry. However, that may never happen, or it may happen at a price that results in you losing money on your investment.

- *Minority Holder; Securities with Voting Rights*

The Common Stock that an investor has bought has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company ("CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

- ***We may not have enough capital as needed and may be required to raise more capital.***

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although historical interest rates were low, rising interest rates in 2022 made a difficult environment for obtaining credit on favorable terms more difficult. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we would choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- ***Terms of subsequent financings may adversely impact your investment***

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in our Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- ***We are not subject to Sarbanes-Oxley regulations and lack some of the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

- ***Management Discretion as to Use of Proceeds***

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of the 2022 offering. The use of proceeds described below was an estimate based on our then-current business plan. Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans. Thus, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- ***You are trusting that management will make the best decision for the company***

You are trusting in management discretion. You have purchased securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

- ***Our business projections are only projections***

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. There can be no assurance that we will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- ***Our executive officers, directors and their affiliates will continue to exercise significant influence over our Company, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.***

Our executive officers, directors, five percent or greater stockholders and their respective affiliates own, in the aggregate, approximately 91.98% of our common stock.

- ***Our management may not be able to control costs in an effective or timely manner.***

The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

- ***The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business***

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. In addition, we are dependent on Barbara Logan and Paul Logan, co-founders of the Company. We do not have long-term employment agreements with Barbara Logan and Paul Logan or any of our key personnel and do not maintain any "key person" life insurance policies. If we are unable to retain key personnel, or attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- ***We are reliant on one main type of service***

All of our current services are variants on one type of service, manufacturing and distributing ice cream novelties. Our revenues are therefore dependent upon the market for ice cream novelties.

- ***Our products could fail to achieve the sales projections we expected***

Our growth projections are based on an assumption that with a sufficient advertising and marketing budget our products will be able to gain traction on the US mainland at a rate similar to what we experience in our original, Hawai'i, market. It is possible that our products will fail to gain market acceptance in this new region for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- ***We face significant market competition***

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not outperform us or that our products will be preferred to any existing or newly developed ones. It should further be assumed that competition will intensify.

- ***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. Our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brand or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

- ***The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products.***

The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations, and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. This could compromise our competitive position and adversely impact our business.

- ***Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective***
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

- ***The cost of enforcing our trademarks and copyrights could prevent us from enforcing them***
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- ***Our products are perishable and are dependent on begin kept frozen.***
Our products have a "best by" date which is six months from the production date. If any retailer has unsold Uncles' products past their "best-by" date, we take the product back, dispose of it, and issue a credit. Historically, this credit has not been material, and in 2022 this credit was less than $300. If any of our product inventory is not kept frozen and has thawed, then the products are disposed of.

- ***The ice cream sandwich business can be seasonal in nature, and we may experience fluctuations in results of operations and financial condition.***
We historically have experienced a moderate increase in sales from March through August due to favorable seasonality. Sales of ice cream sandwiches in the US mainland markets can be seasonal and dependent on weather, and we do not yet have historical data to forecast seasonal demand variations. Demand fluctuations could have a material adverse effect on our business, financial condition and results of operations.

- ***Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.***

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among novelty desserts;
- changes in consumer eating habits;
- changes in consumer perception about novelty desserts;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding novelty desserts;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising raw material, ingredient, labor or other costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting manufacturing, labeling, marketing or use of our products; and
- new science or research that disputes the healthfulness of our products.

Adverse developments with respect to the sale of our products could significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

- ***Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time***

Our ability to sell product is dependent on the outside government regulation such as the Food and Drug Administration (FDA), Federal Trade Commission (FTC), Departments of Agriculture, Commerce, and Labor, and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

- ***One of the potential risks we face in the distribution of our products is liability resulting from counterfeit, faulty, spoiled or tainted ingredients or components in our products.***

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there were to be serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient to cover our liability or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection. We could also become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image.

- ***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, and fuel prices. Changes in our input costs could impact our gross margins if we are unable to increase our prices. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations. We use significant quantities of raw materials and food ingredients as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

- ***The consolidation of retailers could adversely affect us.***

Retailers, such as supermarkets, in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

- ***We rely on third-party suppliers and vendors to provide ingredients and services essential to the success of our business.***

We rely on third parties to provide certain essential business functions for us, including supplying ingredients and packaging, as well as retailing our products. In certain instances, we may rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. We purchase the raw materials used in our ice cream and cookie production processes, including dairy, fruits, nuts, and other ingredients, from a number of domestic and foreign third-party suppliers, and we could face supply shortages in the future. The quantity, quality and price of agricultural products is dependent on many outside factors, including weather conditions, pests, fuel prices, government regulations and legislation affecting agriculture. It is possible that some of these third parties will fail to perform their services or provide us with ingredients or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. Although we believe that alternative suppliers would be available, if we were not able to find another option, a disruption in these key providers' operations could materially and adversely affect our business. It could result in our inability to meet customer demand, damage our reputation and customer relationships, and as a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- ***We may be dependent on distributors in the future.***
While we currently distribute our products on the island of Oʻahu and in Las Vegas using our own vehicles and staff, and plan to do the same for the rest of the Nevada market and Arizona, in the future we may rely on independent distributors for distribution to neighboring the Hawaiian Islands and southern California. These independent distributor relationships would be new and untested, and sustained growth would require us to maintain such relationships and possibly enter into arrangements with additional distributors as we expand our markets. No assurance can be given that we will be able to maintain future distribution networks or secure additional distributors on terms favorable to us, or at all. The inability to secure distributors, the loss of any distributor, or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition, and results of operations.

Our utilization of delivery services for shipments would be subject to risks, such as increases in fuel prices, which could increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. While the current number of available distributors on the US mainland provides us with some flexibility, the number of distributors that service the Hawaiian islands from Oʻahu is more limited. In the future, we may from time-to-time change distributors, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from any then-current third-party transportation providers or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

- ***Substantial disruption to production at our manufacturing facilities could occur.***
A disruption in production at our production facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Such interruptions could cause delays in production and cause us to incur additional expenses, such as charges for expedited deliveries for products that are delayed. Additionally, our customers could cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Moreover, these may not be covered by our business interruption insurance, particularly if such disruptions do not result from damage to our physical property. While our both of our production facilities have backup-power generators, this capacity is limited in Hawaiʻi to powering freezers to reduce damage to inventory and will not support production. In Las Vegas, our backup generator can handle all production and inventory needs. Any such disruptions may adversely affect our business and results of operations.

- ***Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.***

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our limited business interruption insurance. The potential impact of failing to deliver products on time could increase the cost of our products. Additionally, failure to deliver products could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

- ***We do not have business interruption insurance.***

At this time, we do not have any significant business interruption insurance. Any significant disruption of our business operation may adversely affect our business and results of operations.

- ***The Coronavirus and the unknown future of the economy.***

We cannot predict every risk. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Investors are encouraged to carefully analyze the risks and merits of our business and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenues

Total revenue for the year ended December 31, 2022 increased by $148,825, or 12.6%, to $1,331,861 compared to $1,183,036 for the year ended December 31, 2021. The increase in revenue was primarily attributable to increased demand from existing customers and catering orders. While revenue did increase, growth in Hawaiʻi was constrained because we did not have production capacity to accept new retailers who had been waiting for almost a year to sell our product.

Cost of Goods Sold

Total cost of goods sold for the year ended December 31, 2022, increased by $144,126, or 22.3%, to $789,779 and 59.3% of total revenue, compared to $645,653 and 54.6% of total revenue for the fiscal year ended December 31, 2021. In 2022, our cost of materials increased due to inflation and rising costs for ingredients and packaging, as well as some supply interruptions. Overall cost of direct labor increased modestly, as we raised our entry level wage and we increased our strong team members' responsibilities and hours. In addition, management's travel became more frequent (management compensation was not previously allocated to production). However, these increases were partially offset by a reduction in labor, due to efficiency increases.

Gross Profit

Total gross profit for the year ended December 31, 2022, increased slightly by $4,699, or 0.9%, to $542,082 and 40.7% of total revenue, compared to $537,383 and 45.4% of revenue for the year ended December 31, 2021.

Operating Expenses

The Company's operating expenses consist of, among other things, general and administrative expenses, marketing and advertising expenses, payroll and related expenses, utilities and facilities expenses, and distribution costs. Total operating expenses for the year ended December 31, 2022, increased by $93,142, or 26.4%, to $446,409, compared to $353,267 for the year ended December 31, 2021. Operating expenses in 2022 were 33.5% of revenues verses 29.9% in 2021.

General and Administrative

General and administrative expenses include the costs of accounting, travel, legal services, insurance and supplies. Total general and administrative expenses for the year ended December 31, 2022 increased by $10,992, or 15.3% to 82,743, compared to $71,752 for the year ended December 31, 2021. General and administrative expenses in 2022 were 6.2% of revenues verses 6.1% in 2021. The increase in General and administrative expenses was primarily attributable to professional accounting fees as we began the transition to a new accounting system and was offset by a reduction in trademark-related legal expenses.

Marketing and Advertising

Marketing and advertising expenses consists of social media and public relations content creation and activities. Total marketing and advertising expenses for the year ended December 31, 2022, decreased by 11,405, or 61.1%, to 7,251, compared to 18,655 for the year ended December 31, 2021. Marketing and advertising expenses in 2022 were 0.5% of revenues verses 1.6% in 2021. The decrease in operating marketing and advertising expenses was primarily attributable to diverting much of these efforts, and adding advertising expenses, to the capital raise effort, where they are included in the pre-operating startup costs for the Las Vegas operation.

Payroll and Related

Payroll and related expenses consist of management and administrative personnel costs. Total payroll and related expenses for the year ended December 31, 2022, increased by $35,623, or 49.3%, to $107,865, compared to $72,242 for the year ended December 31, 2021. Payroll and related expenses in 2022 were 8.1% of revenues verses 6.1% in 2021. The increase in payroll and related expenses was primarily attributable to increasing management salaries and hiring an administrative employee.

Utilities and Facilities

Utilities and facilities expenses consists of rent, public utilities and telephone. Total utilities and facilities expenses for the year ended December 31, 2022, increased by $35,421, or 31.0%, to $149,834, compared to $114,413 for the year ended December 31, 2021. Utilities and facilities expense in 2022 was 11.2% of revenues verses 9.7% in 2021. The increase in utilities and facilities expense was primarily attributable to significant cost increases for electricity, as well as modest increases in usage due to increased production.

Distribution

Distribution expenses consists of delivery drivers' compensation, vehicle costs and fuel. Total distribution expense for the year ended December 31, 2022, increased by $22,512, or 29.5%, to $98,716, compared to $76,205 for the year ended December 31, 2021. Distribution expenses in 2022 were 7.4% of revenues verses 6.4% in 2021. The increase in distribution expenses was primarily attributable to including vehicle maintenance and insurance (previously reported in G&A auto expense), as well as increasing drivers' hours to replace management in this role (management compensation was not previously allocated to distribution).

Historical results and cash flows

In 2022, the Hawai'i operation had a positive cash flow of $533,631, compared to a $107,580 negative cash flow in 2021. In 2021, Uncle's secured a $420,000 SBA 7a loan for the Las Vegas expansion, however, as of December 31, 2022, we had yet to draw down on the $298,296 remaining available balance.

We expect the Hawai'i operation's growth rates to increase as we reach the remaining unaddressed market on O'ahu and the neighbor islands. Uncle's Hawai'i operations have historically been cash-positive, and allowed us to invest for growth. We anticipate these operational results and cash flows will continue to support our expansion into these new markets.

Additionally, our expansion to Las Vegas will be an implementation of the business model we used in Hawai'i, but with certain costs of doing business being lower on the mainland. We anticipate, once our operations are well-established, our operational results and cash flows should be similar to, or better than, in the past.

Debt

The Company has the following debt outstanding as of December 31, 2022:

Creditor: First Hawaiian Bank
Amount Outstanding: $1,667.00
Interest Rate: 4.92%
Maturity Date: October 31, 2022

Creditor: First Hawaiian Bank
Amount Outstanding: $646.00
Interest Rate: 4.43%
Maturity Date: September 30, 2022

Creditor: First Hawaiian Bank
Amount Outstanding: $15,277.00
Interest Rate: 5.74%
Maturity Date: February 20, 2025

Creditor: First Hawaiian Bank
Amount Outstanding: $32,448.00
Interest Rate: 5.75%
Maturity Date: February 20, 2025

Creditor: First Hawaiian Bank
Amount Outstanding: $19,321.00
Interest Rate: 5.0%
Maturity Date: December 12, 2026

Creditor: First Hawaiian Bank
Amount Outstanding: $106,014.00
Interest Rate: 5.75%
Maturity Date: January 20, 2029

Creditor: Whole Foods Market Svcs Inc.
Amount Outstanding: $17,021.00
Interest Rate: 5.0%
Maturity Date: March 12, 2024

Creditor: SBA
Amount Outstanding: $141,464.00
Interest Rate: 3.75%
Maturity Date: June 12, 2050

Directors and Officers

Name: Paul D Logan
Paul D Logan's current primary role is with the Company.
Positions and offices currently held with the Company:
Position: President and Director
Dates of Service: June 2013 – Present
Responsibilities: Operations, Product Development, Production, Distribution and Customer Service

Name: Barbara J. Logan
Barbara J. Logan's current primary role is with the Company.
Positions and offices currently held with the Company:
Position: Director and Secretary/Treasurer
Dates of Service: June 2013 – Present
Responsibilities: Brand and Marketing, Social Media & Customer Relations, Accounting, Administration

Other business experience in the past three years:
Employer: SENS Research Foundation
Title: Volunteer Board Member
Dates of Service: January 2009 – Present
Responsibilities: Participate as a board member in ensuring the organization adheres to the law and to its mission and is a good fiduciary of the funds it receives and employs.

Principal Securities Holders

Title of class: Common Stock
Stockholder Name: Paul D Logan
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 45.92

Title of class: Common Stock
Stockholder Name: Barbara J. Logan
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 45.92

Ownership

As of December 31, 2022, a majority of the Company's common stock is owned equally by Paul D Logan and Barbara J. Logan, and their ownership represents approximately 91.88% of the outstanding shares of common stock. Several affiliated investors own approximately 0.1% of the outstanding shares of common stock. Approximately 8.12% of outstanding common stock is owned by investors who participated in the 2022 Regulation CF Offering, which closed in November 2022, and StartEngine Crowdfunding, Inc. ("StartEngine" or the "Crowdfunding Platform"). The 8.12% of outstanding common stock issued to investors includes approximately 8.0% owned by those who invested in the Offering and 0.12% owned by the Crowdfunding Platform.

Name	Shares of Common Stock Held	Percentage Ownership
Paul D Logan	3,000,000	45.94%
Barbara J. Logan	3,000,000	45.94%
Officers	6,000,000	91.88%
Crowdfunding Investors	522,175	8.00%
Crowdfunding Platform	7,910	0.12%
Total Issued Shares	530,085	8.12%
Total Outstanding Shares	6,530,085	100.00%

Name	Shares of Common Stock Held	Percentage Ownership
Paul D Logan	3,000,000	45.94%
Barbara J. Logan	3,000,000	45.94%
Affiliates	6,593	0.10%
Officers and Affiliates	6,006,593	91.98%
Crowdfunding Investors and Platform	523,492	8.02%
Total Outstanding Shares	6,530,085	100.00%

Our Company Securities

Common Stock

The Company has authorized 10,000,000 shares of its common stock with a total of 6,530,085 shares of common stock issued and outstanding.

Voting Rights

One vote per one share or as assigned by proxy below.

Voting Rights of Securities Sold in this Offering

Voting Proxy -- Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Corporate action in the last year

On November 14, 2022, the Company entered into 940 subscription agreements with 886 subscribers by which 522,175 uncertificated shares of the Company's common stock ($0.0001 par value per share) (the "Securities") were offered at a price of $2.15 per share (the "2022 Regulation CF Crowdfunding Offering"). This offering was made pursuant to the Company's Securities and Exchange Commission Form C, dated August 16, 2022, and pursuant to Section 4(a)(6) of the Securities Action of 1933 (the "Act") and Regulation Crowdfunding under the Act and without registration of the Securities under the Act. As of November 14, 2022, the Company issued 522,175 shares of its common stock in exchange for $1,034,922 of gross proceeds and $890,799 of net cash under the 2022 Regulation CF Crowdfunding Offering. The shares were issued pursuant to an underwriting agreement with StartEngine Crowdfunding, Inc. ("StartEngine"). In addition to the 522,175 shares of common stock issued to crowdfunding investors, 7,910 were issued to StartEngine. As of December 31, 2022, 530,085 shares of common stock were issued and outstanding. The common stock issued through the 2022 Regulation CF Crowdfunding Offering is restricted from transfer for a period of time under applicable federal securities laws.

Financial Information

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit B, in addition to the following information.

Operations

Uncle's Ice Cream was originally formed as a Wyoming corporation on August 29, 2017. On September 30, 2022, the Company converted from an S-corporation to a C-corporation as a result of exceeding 100 shareholders.

Cash & Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds in the Company's checking account.

As of March 31, 2023, the Company had an aggregate of $121,666 in cash and cash equivalents. In addition, the Company is awaiting approximately $13,816 in remaining proceeds from its recently completed 2022 Regulation CF Crowdfunding Offering, which raised approximately $1,034,922 (subject to final accounting).

Liquidity

In November 2022, the Company completed an offering pursuant to Regulation CF and raised approximately $1,034,922, netting approximately $890,799 after $111,530 fees and investments not realized $32,593.

Capital Expenditures and Other Obligations

The Company does not have any material obligations for capital expenditures.

Valuation

The valuation for the offering was established by the Company, unlike listed companies that are valued publicly through market-driven stock prices.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

For the years ended December 31, 2022 and 2021, the Company conducted the following transactions with related persons:

Related Party	Relationship to Company	Nature of Transactions	Amount of Transactions
Hawaii's Special / North Shore Coffee Roasters	Hawaii's Special / North Shore Coffee Roasters is owned by David Delventhal, and David Delventhal is Paul Logan's brother	We purchase ingredients used to make ice cream (e.g., roasted coffee beans) from Hawaii's Special / North Shore Coffee Roasters	For the years ended December 31, 2022, and 2021, Uncle's purchases from Hawaii's Special / North Shore Coffee Roasters totaled $1,784 and $6,165, respectively
C. Victoria Custom Art	C. Victoria Custom Art is owned by Cassandra Mendel, and Cassandra Mendel is Paul and Barbara Logan's daughter	We purchase artwork used for branding and marketing	For the years ended December 31, 2022, and 2021, Uncle's purchases from C. Victoria Custom Art totaled $1,952 and $0, respectively

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each investor should be aware that although the securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. In addition to the foregoing restrictions, prior to making any transfer of the securities or any capital stock into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Exhibit B

Financial Statements
(Unaudited)

(Exhibit B to Form C-AR)

April 28, 2023



Index to Financial Statements

Uncle's Ice Cream
Balance Sheets
(Unaudited)

	December 31, 2022	December 31, 2022
Assets		
Current Assets		
Cash and Cash Equivalents	$ 636,943	$ 103,312
Accounts Receivable, Net	65,925	51,958
Inventory	58,602	26,462
Other Current Assets	57,316	-
Total Current Assets	818,786	181,732
Fixed Assets, Net		
Fixed Assets	1,440,304	720,574
Accumulated Depreciation and Amortization	(623,860)	(521,000)
Total Fixed Assets, Net	816,444	199,574
Other Assets		
Deposits and Prepayments	24,716	23,635
Total Other Assets	24,716	23,635
Total Assets	$ 1,659,946	$ 404,941
Liabilities and Equity		
Current Liabilities		
Accounts Payable	90,759	(103)
Short-Term Debt	170,131	69,260
Other Current Liabilities	114,795	40,305
Total Current Liabilities	375,685	109,462
Long-Term Liabilities		
Long-Term Debt	572,918	251,243
Total Long-Term Liabilities	572,918	251,243
Stockholders' Equity		
Common Stock $0.0001 par value, 10,000,000 shares authorized, 6,530,085 and 6,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	653	600
Additional Paid-In Capital	1,023,880	-
Retained Earnings (Accumulated Deficit)	(313,190)	43,636
Total Stockholders' Equity	711,343	44,236
Total Liabilities and Equity	$ 1,659,946	$ 404,941

Uncle's Ice Cream
Statements of Operations
(Unaudited)

	For the Years Ended December 31,			
	2022		**2021**	
Revenue				
Sales	$	1,331,861	$	1,183,036
Cost of Goods Sold		789,779		645,653
Gross Profit		542,082		537,383
Operating Expenses				
General and Administrative		82,743		71,752
Marketing and Advertising		7,251		18,655
Payroll and Related		107,865		72,242
Utilities and Facilities		149,834		114,413
Distribution		98,716		76,205
Total Operating Expenses		446,409		353,267
Total Net Income before other Income/(Expense)		95,673		184,116
Other Income (Expense)				
Other Income		2,340		38,138
Other Expense		(427,151)		(15,505)
Total Other Income (Expense)		(424,811)		22,633
Depreciation and Amortization Expense		27,688		192,596
Income (Loss) before Provision for Income Tax		(356,826)		14,153
Provision for Income Tax		-		-
Net Income (Loss)	$	(356,826)	$	14,153

Uncle's Ice Cream
Statements of Changes in Stockholders' Equity
(Unaudited)

	Shares of Common Stock	Common Stock		Additional Paid-In Capital		Retained Earnings (Accumulated Deficit)		Total Stockholders' Equity (Deficit)	
Balance as of January 1, 2021	6,000,000	$	600	$	-	$	29,483	$	30,083
Net Income	-		-		-		14,153		14,153
Balance as of December 31, 2021	6,000,000		600		-		43,636		44,236
Balance as of January 1, 2022	6,000,000		600		-		43,636		44,236
Issues of common stock, net of costs	530,085		53		1,023,880		-		1,023,933
Net loss	-		-		-		(356,826)		(356,826)
Balance as of December 31, 2022	6,530,085	$	653	$	1,023,880	$	(313,190)	$	711,343

Uncle's Ice Cream
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31,			
	2022		**2021**	
Cash Flows from Operating Activities				
Net Income (Loss)	$	(356,826)	$	14,153
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		102,860		192,596
Changes in Operating Assets and Liabilities:				
Changes in Accounts Receivable		(13,967)		(6,351)
Change in Inventory		(32,140)		(10,963)
Changes in Prepaid Expenses and Other Assets		(58,396)		(7,091)
Changes to Accounts Payable		90,862		(2,401)
Changes to Accrued Liabilities and Other Liabilities		175,362		29,773
Net cash provided by (used in) operating Activities		(92,245)		209,716
Cash Flows from Investing Activities				
Capital Expenditures		(719,731)		(297,514)
Net cash provided by (used in) Investing Activities		(719,731)		(297,514)
Cash Flows from Financing Activities				
Changes in Debt Proceeds		321,675		(19,781)
Changes in Capital Stock		1,023,932		-
Net cash provided by (used in) Financing Activities		1,345,607		(19,781)
Net increase (decrease) in cash		533,631		(107,579)
Cash - Beginning of Period		103,312		210,891
Cash - End of Period	$	636,943	$	103,312